Exhibit 99.1

Itaú Corpbanca and subsidiaries

As of and for the month ended January 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the month ended January 31, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or “CMF”) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Jan’20	Jan’19
Total loans	23,231,617	21,223,502
Total assets	35,620,712	29,472,452

Deposits and other demand liabilities	4,796,951	4,219,027
Time deposits and other time liabilities	11,934,614	9,901,459
Interbank borrowings	2,773,374	2,253,897
Debt instruments issued	6,444,988	5,927,994

Equity	3,451,647	3,540,479
Total equity attributable to equity holders of the bank	3,354,417	3,320,826
Non-controlling interest	97,230	219,653

YTD CONSOLIDATED INCOME STATEMENT

			With reclasification of Financial Hedges[1]
In Ch$ million	1M’20	1M’19	1M’20	1M’19
Net operating profit before provision for loan losses	143,982	53,132	94,578	84,596
Provisions for loan losses	(30,392)	(6,177)	(17,034)	(15,724)
Total operating expenses	(61,662)	(59,443)	(61,662)	(59,443)
Operating income (loss)	51,928	(12,488)	15,882	9,429
Income from investments in companies	963	2	963	2
Operating income before income taxes	52,891	(12,486)	16,845	9,431
Income taxes	(39,700)	18,598	(3,654)	(3,319)
Consolidated income for the year	13,191	6,112	13,191	6,112
Net income attributable to holders of the Bank	12,547	6,193	12,547	6,193
Non-controlling interest	644	(81)	644	(81)

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer